EDGE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets

Cash and cash equivalents	$	70,373
Accounts receivable		628
Other investments		100
Prepaid expenses		7,327
Other assets		429
TOTAL ASSETS	$	78,857

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$	1,479
Total liabilities		1,479
Member's Equity		77,378
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	78,857

See accompanying notes.

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